        August 1, 2006

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

ATTN:	Jeffrey Riedler Assistant Director Mail Stop 6010

Re:	Osiris Therapeutics, Inc. Registration Statement on Form S-1 Amendment No. 2 filed on July 17, 2006 File No. 333-134037

Dear Mr. Riedler:

        On behalf of Osiris Therapeutics, Inc. (the "Company"), this letter responds to the Staff's comment letter dated July 26, 2006 regarding Amendment No. 2 to the Company's Form S-1 Registration Statement filed with the Securities and Exchange Commission on July 17, 2006. A marked copy of Amendment No. 3 showing the changes from Amendment No. 2 is attached for your reference. For your convenience and as requested by comment number two in the Staff's comment letter dated June 8, 2006, each of the Staff's comments has been reproduced below, followed by the Company's response to such comment.

General

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

1.
Please refer to our request in comment 10 of our letter dated June 28, 2006 for disclosure of the expected effect on your results of operations of recording the beneficial conversion feature. Please tell us what date you are using for the commitment date and how that date is in accordance with paragraph 16 of EITF 00-27. We note that the conversion rate is based on a percentage of an IPO. Please provide us a calculation of the beneficial conversion feature based on the estimated IPO share price as originally requested.

  RESPONSE:    In response to the Staff's comment, the Company has provided additional disclosure on page 41 discussing the anticipated effect on operating results from the recognition of the beneficial conversion feature associated with certain notes. The commitment date used to determine the amount of the beneficial conversion feature is the expected date of the IPO in accordance with paragraph 16 of EITF 00-27, which specifies the commitment date as the date upon which all significant terms, including the quantity to be exchanged and the price, will be determined.

  The following is a calculation of the beneficial conversion feature amount:

Notes with beneficial conversion features	$12,262,282
Conversion adjustment factor at IPO	15%
Beneficial Conversion Feature	$1,839,342

  The IPO adjustment factor for these notes increases to 18% as of a certain date set forth in the notes. With respect to certain of the notes with a total face amount of $10,000,000, this increase occurs on January 1, 2007. With respect to certain of the notes with a total face amount of $2,262,282, this increase occurs on December 11, 2006.

2.
You state that you commissioned an independent valuation expert on February 9, 2006. Please either delete reference to the valuation expert or include a consent in the filing.

  RESPONSE:    The Company respectfully acknowledges the Staff's comment, and has deleted references to the valuation expert on pages 39, 40, F-12, F-21 and F-22 of the Registration Statement.

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        Any questions or comments should be addressed to the undersigned at (215) 864-8606 or Douglas Fox at (410) 528-5505.

Sincerely,
Justin P. Klein
cc:	C. Randal Mills, Ph.D. President and Chief Executive Officer Osiris Therapeutics, Inc. 2001 Aliceanna Street Baltimore, MD 21231

Donald J. Murray, Esq. Dewey Ballantine LLP 1301 Avenue of the Americas New York, NY 10019